                                                                  EXHIBIT 99.4

                      ILEX SYSTEMS, INC. AND SUBSIDIARY
                      CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1997

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
ILEX Systems, Inc.:

   We have audited the accompanying consolidated balance sheet of ILEX Systems, Inc. and subsidiary as of December 31, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ILEX Systems, Inc. and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                           /s/ KPMG Peat Marwick LLP

San Jose, California
February 9, 1998, except as to Note 9 which is as of February 27, 1998

                      ILEX SYSTEMS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEET
                              DECEMBER 31, 1997

                                            ASSETS
Current assets:
 Cash and cash equivalents .....................................................  $ 4,919,548
 Accounts receivable, net of allowance for doubtful accounts of $327,422  ......    7,354,640
 Unbilled accounts receivable ..................................................    4,868,453
 Inventories ...................................................................      923,466
 Deferred income taxes .........................................................       13,000
 Other current assets ..........................................................      278,771
                                                                                 -------------
  Total current assets .........................................................   18,357,878
Property, plant, and equipment:
 Equipment .....................................................................    2,343,643
 Furniture, fixtures, and leasehold improvements ...............................      634,425
                                                                                 -------------
                                                                                    2,978,068
 Accumulated depreciation and amortization .....................................   (2,031,763)
                                                                                 -------------
                                                                                      946,305
Goodwill, net of accumulated amortization of $117,940 ..........................      343,564
Deposits and other assets ......................................................      138,730
                                                                                 -------------
                                                                                  $19,786,477
                                                                                 =============
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt .............................................  $    62,833
 Accounts payable ..............................................................    2,226,340
 Accrued payroll and related expenses ..........................................    3,176,151
 Deferred income ...............................................................       37,843
 Distribution payable to shareholders ..........................................    2,216,877
 Income taxes payable ..........................................................       80,552
 Other current liabilities .....................................................      175,011
                                                                                 -------------
  Total current liabilities ....................................................    7,975,607
Other liabilities ..............................................................       18,678
                                                                                 -------------
  Total liabilities ............................................................    7,994,285
Shareholders' equity:
 Common stock, no par value; 5,000,000 shares authorized; 1,317,605 shares
  issued and outstanding .......................................................    1,386,417
 Retained earnings .............................................................   10,405,775
                                                                                 -------------
  Total shareholders' equity ...................................................   11,792,192
Commitments ....................................................................
                                                                                 -------------
                                                                                  $19,786,477
                                                                                 =============

See accompanying notes to consolidated financial statements.

                      ILEX SYSTEMS, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF INCOME
                         YEAR ENDED DECEMBER 31, 1997

 Revenues:
 Consulting fees ......................  $57,309,190
 Equipment sales ......................    6,213,038
                                        -------------
                                          63,522,228
                                        -------------
Costs and expenses:
 Cost of revenue, consulting ..........   41,852,031
 Cost of sales, equipment .............    3,314,614
 Selling, general, and administrative      9,507,879
 Research and development .............    1,211,497
                                        -------------
                                          55,886,021
                                        -------------
  Operating income ....................    7,636,207
Other income (expense):
 Interest income ......................      135,114
 Interest expense .....................       (8,579)
 Loss on write-down of investment  ....     (250,000)
 Other expense ........................     (108,000)
                                        -------------
  Income before income taxes ..........    7,404,742
Income taxes ..........................      550,000
                                        -------------
  Net income ..........................  $ 6,854,742
                                        =============

See accompanying notes to consolidated financial statements.

                      ILEX SYSTEMS, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                         YEAR ENDED DECEMBER 31, 1997


                                                COMMON STOCK                            TOTAL
                                          -------------------------    RETAINED     SHAREHOLDERS'
                                             SHARES       AMOUNT       EARNINGS        EQUITY
                                          ----------- ------------   ------------- ---------------
Balances as of December 31, 1996 ........  1,315,720    $1,352,249   $10,606,517     $11,958,766
Issuance of common stock in exchange for
 services ...............................      3,400        42,500            --          42,500
Stock repurchase ........................     (1,515)       (8,332)       (6,060)        (14,392)
Distributions to shareholders ...........         --            --    (7,049,424)     (7,049,424)
Net income ..............................         --            --     6,854,742       6,854,742
                                          ----------- ------------  ------------- ---------------
Balances as of December 31, 1997 ........  1,317,605    $1,386,417   $10,405,775     $11,792,192
                                          =========== ============  ============= ===============


See accompanying notes to consolidated financial statements.

                      ILEX SYSTEMS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                         YEAR ENDED DECEMBER 31, 1997


 Cash flows from operating activities:
 Net income ..........................................................................  $ 6,854,742
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization ......................................................      419,593
  Allowance for doubtful accounts ....................................................     (203,255)
  Loss on write-down of investment ...................................................      250,000
  Deferred income taxes ..............................................................      485,000
  Issuance of common stock for services ..............................................       42,500
  Changes in operating assets and liabilities:
   Receivables .......................................................................   (1,267,205)
   Inventories .......................................................................      387,485
   Other current assets ..............................................................     (112,176)
   Deposits and other assets .........................................................      140,884
   Accounts payable and accrued liabilities ..........................................      324,963
   Deferred income ...................................................................     (159,012)
   Income taxes payable ..............................................................       80,552
   Other liabilities .................................................................     (459,166)
                                                                                       -------------
    Net cash provided by operating activities ........................................    6,784,905
                                                                                       -------------
Cash flows used in investing activities--purchases of property, plant, and equipment       (416,630)
                                                                                       -------------
Cash flows from financing activities:
 Payments on debt ....................................................................      (67,265)
 Distributions paid to shareholders ..................................................   (4,832,547)
 Repurchase of common stock ..........................................................      (14,392)
                                                                                       -------------
    Net cash used in financing activities ............................................   (4,914,204)
                                                                                       -------------
Increase in cash and cash equivalents ................................................    1,454,071
Cash and cash equivalents, beginning of year .........................................    3,465,477
                                                                                       -------------
Cash and cash equivalents, end of year ...............................................  $ 4,919,548
                                                                                       =============
Supplemental disclosures of cash flow information:
 Cash paid during year:
  Income taxes .......................................................................  $   716,190
                                                                                       =============
  Interest ...........................................................................  $     8,579
                                                                                       =============
  Noncash investing and financing activities--distributions payable to shareholders ..  $ 2,216,877
                                                                                       =============


See accompanying notes to consolidated financial statements.

                      ILEX SYSTEMS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1997

(1) SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

   ILEX Systems, Inc. (the "Company") provides services and products primarily in four areas: environmental consulting services to private and public sector customers; software consulting services to the federal government and its contractors; supervisory control and data acquisition products and services to the electrical utility industry; and secured communications products, principally to the federal government and its agencies. The majority of the Company's revenues are derived from its software consulting services.

PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

   The Company's consulting services are generally performed on time-and materials-based contracts for the federal government and its contractors. Accordingly, revenues are recognized as services are performed. Equipment sales revenues are recognized upon shipment. Unbilled accounts receivable comprise charges for services and materials provided to customers that have not been invoiced.

   The Company does not require collateral for its receivables. Reserves are maintained for potential credit losses.

CASH EQUIVALENTS

   Cash equivalents of $1,879,285 as of December 31, 1997, consist principally of money market investments. For purposes of the accompanying consolidated statement of cash flows, the Company considers all highly liquid debt instruments with remaining maturities of three months or less when acquired to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying value of financial instruments in the Company's consolidated financial statements approximates fair value due to the short-term maturities of these instruments.

INVENTORIES

   Inventories are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (generally five years). Leasehold improvements are amortized straight-line over the shorter of the lease term or the estimated useful life of the asset.

GOODWILL

   Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited of 10 to 15 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.

INCOME TAXES

   The Company elected S corporation status on March 17, 1997, effective January 1, 1997. Federal and the majority of state income taxes on the income of S corporations are generally payable by the individual shareholders rather than the Company.

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES

   The Company's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) INVENTORIES

   Inventories consisted of the following as of December 31, 1997:

Raw materials and
 subassemblies..................  $833,945
Work in process.................    89,521
                                 ----------
                                  $923,466
                                 ==========

(3) LINE OF CREDIT AND LONG-TERM DEBT

   The Company has a $5,000,000 line of credit with a bank that is due on demand. Interest is payable at the bank's prime rate (8.5% as of December 31, 1997) and is secured by trade accounts receivable, inventories, and other assets. Borrowings outstanding under the line of credit were $-0-as of December 31, 1997. The line of credit contains certain restrictive financial covenants, including a minimum level of net worth and cash flow to debt ratio. As of December 31, 1997, the Company was in compliance with all such covenants.

   The Company has an unsecured promissory note payable to a former shareholder that was issued in conjunction with the repurchase of shares of common stock in 1992. The note bears interest at 10% with payments of $6,000 per month, including interest, through December 1998. As of December 31, 1997, the principal balance of this note was $62,833.

(4) INCOME TAXES

   The provision for income taxes for the year ended December 31, 1997, consisted of the following:

 Federal:
 Current ..        --
 Deferred .  $388,000
            ----------
              388,000
            ----------
State:
 Current ..    65,000
 Deferred .    97,000
            ----------
              162,000
            ----------
             $550,000
            ==========

   The provision for income taxes for the year ended December 31, 1997, differs from the federal statutory rate, primarily due to the flow through nature of income tax liability to the shareholders and reduction of the federal and partial state deferred income tax assets and liabilities as of December 31, 1996, resulting from the S corporation election as follows:

Federal income tax statutory rate ........    34.0%
State income tax rate.....................     2.2
Benefit of federal S corporation
 election.................................   (28.8)
                                           --------
                                               7.4%
                                           ========

   The gross deferred tax assets were $13,000 as of December 31, 1997, consisting of the state deferred income tax assets and liabilities for those states who do not recognize S corporation status. Management considers realization of the net deferred tax assets more likely than not due to continued profitability of the Company and significant carryback opportunities.

(5) EMPLOYEE BENEFIT PLANS

   The Company has two Section 401(k) retirement savings plans (the Plans). Under the terms of the Plans, employees may make contributions based on a percentage of eligible earnings. Company contributions to the Plans are discretionary and totaled $359,718 in 1997.

(6) STOCK OPTION PLAN

   The Company has 100,000 shares of common stock reserved for issuance under its 1992 Incentive Stock Option Plan (the "Plan"). Under the Plan, the Company may grant options to employees, officers, and directors. Options are granted at prices not less than the fair market value of the Company's common stock as determined by the Board of Directors on the grant date. Options vest ratably over 48 months and expire 49 months from the date of grant.

   The Company applies Accounting Principles Board Opinion No. 25 (APB 25) in accounting for its stock options. The exercise price for stock options granted to employees in 1997 equaled the fair value of the Company's common stock at the date of grant. Accordingly, in accordance with APB 25, no compensation expense was recognized by the Company.

   For purposes of pro forma disclosures required by Statement of Financial Accounting Standards No. 123 (SFAS 123), the compensation cost of the options, based on their estimated fair values, is amortized to expense over the vesting periods of the options. The Company's net income for the year ended December 31, 1997 would have reduced to the pro forma amounts indicated below:

 Net income:
 As reported  .  $6,854,742
                ============
 Pro forma ....  $6,838,958
                ============

   On January 1, 1997, the Company had no options outstanding. In July 1997, the Company granted 25,000 options at an exercise price of $17.50, all of which were outstanding but not exercisable as of December 31, 1997.

   The weighted-average grant-date fair value of options granted during the year ended December 31, 1997 was $3.05 per option. The weighted-average remaining contract life of the Company's outstanding stock options was 3.5 years at December 31, 1997.

   Pro forma information regarding net income as required by SFAS 123 has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for the options was estimated at the date of grant using the minimum value method prescribed in SFAS 123, which does not consider the expected volatility of the Company stock price, with the following weighted-average assumptions for 1997: risk free interest rate of 6.06%; dividend yield of 0%; and weighted-average expected option life of 3.25 years.

(7) COMMITMENTS

   The Company leases certain facilities under operating leases that expire at various dates through 2001. The Company in turn subleases some of these facilities. As of December 31, 1997, future minimum lease payments under noncancelable operating leases, exclusive of the sublease rentals, are as follows:

  YEAR ENDING
 DECEMBER 31,
--------------
  1998.........  $1,474,448
  1999.........     510,551
  2000.........     292,096
  2001.........     124,212
                ------------
                 $2,401,307
                ============

   Rent expense, exclusive of sublease rentals, was approximately $1,081,636 in 1997. Sublease rental income was approximately $186,733 in 1997.

(8) SIGNIFICANT CUSTOMERS

   For the year ended December 31, 1997, sales to a single customer represented 26% of revenues. The outstanding accounts receivable and unbilled receivable balances for this customer as of December 31, 1997, were $1,257,875 and $2,228,650, respectively.

(9) SUBSEQUENT EVENT

   In January 1998, shareholders of the Company agreed to sell all of their common stock for approximately $50,000,000, subject to certain adjustments, plus additional consideration based on post-acquisition performance. The sale closed on February 27, 1998.